Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31,

(Dollars in thousands)	2011	2010	2009	2008	2007
EARNINGS:
Income before income taxes (1)	$363,745	$285,774	$385,488	$156,366	$667,835
Add (deduct):
Equity in earnings of unconsolidated entities	(82,538)	(98,074)	(90,732)	(89,812)	(91,831)
Distributions from unconsolidated entities	92,231	100,845	91,587	92,335	87,404
Amortization of capitalized interest	1,109	867	497	—	—
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(22,004)	(21,938)	(20,333)	(23,955)	(20,408)
	352,543	267,474	366,507	134,934	643,000
Add fixed charges:
Consolidated interest expense (2)	118,201	116,810	126,209	139,304	209,525
Interest portion (1/3) of consolidated rent expense	52,455	51,244	49,553	46,420	45,198
	$523,199	$435,528	$542,269	$320,658	$897,723
FIXED CHARGES:
Consolidated interest expense (2)	$118,201	$116,810	$126,209	$139,304	$209,525
Capitalized interest	14,321	4,825	3,850	4,162	811
Interest portion (1/3) of consolidated rent expense	52,455	51,244	49,553	46,420	45,198
	$184,977	$172,879	$179,612	$189,886	$255,534
RATIO OF EARNINGS TO FIXED CHARGES	2.83	2.52	3.02	1.69	3.51

Tax-effected preferred dividends	$71	$75	$78	$82	$88
Fixed charges	184,977	172,879	179,612	189,886	255,534
Fixed charges and preferred dividends	$185,048	$172,954	$179,690	$189,968	$255,622
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	2.83	2.52	3.02	1.69	3.51

(1)          Includes non-cash charges related to losses on impairment as follows: 2009: $14.0 million; 2008: $414.4 million; 2007: $24.9 million.

Includes gain on investment and financial instruments as follows: 2011: $24.1 million; 2008: $31.6 million; 2007: $81.4 million.

(2)          Interest expense on income tax contingencies is not included in fixed charges.